August 24, 2016

VIA EDGAR SUBMISSION
Gus Rodriguez
Accounting Branch Chief
Office of Financial Services

Re: Iberiabank Corporation Form 10-K for Fiscal Year Ended December 31, 2015 Filed February 29, 2016 File No. 001-37532

Dear Mr. Rodriguez:

This letter acknowledges receipt of and responds to your comment letter dated August 11, 2016, relating to IBERIABANK Corporation’s (the “Company”) Form 10-K for the year ended December 31, 2015 filed on February 29, 2016. In order to facilitate your review, we have included the text of the comment letter in italics, along with our response below.

Form 10-K for the Year Ended December 31, 2015

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Measures, page 45

1. You disclose several Non-GAAP adjustments to remove acquisition-related expenses from your Operating Earnings. In this regard, we note that you have completed three bank acquisitions since 2010 and six acquisitions in the past two years. It appears that acquisition of businesses has, and will continue to be, a key strategy to achieve growth and the removal of these Non-GAAP adjustments may be inconsistent with the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please review this guidance when preparing your next earnings release.

The Company respectfully acknowledges your comment. Acquisitions have comprised a significant portion of the Company’s asset growth over the past several years. However, growing the Company organically is our key focus, and we have supplemented that internal growth with select acquisitions as opportunities have arisen in markets that meet our strategic objectives. Over the 2010 through 2015 time period, the Company has grown both organically and through acquisitions. Buy-side and sell-side analysts and investors have requested information on acquisition-related expenses as well as financial performance metrics absent these expenses. Accordingly, we believe that disclosing Non-GAAP adjustments to remove acquisition-related expenses from

Operating (“Core”) Earnings is not only useful to management and users of the financial statements, but is also expected by buy-side analysts and investors, in order to present a perspective of the sustainability of the Company’s ongoing performance from core operations, absent the availability or feasibility of future acquisitions.

Our Non-GAAP disclosures are important in understanding the on-going and future financial health of the Company. At the time of announcing a definitive agreement to acquire a business, we publish information that is filed with the Commission disclosing a variety of metrics, including expectations of earnings-per-share (“EPS”) accretion/dilution. EPS accretion/dilution is a measure of the Company’s expectations for future performance post-acquisition that excludes acquisition-related expenses and considers the additional shares issued to acquire the target and incremental future earnings provided by the acquisition.

Our Non-GAAP disclosures are also important in evaluating the performance of the Company’s past acquisitions. At the time of acquisition announcement, the Company discloses estimates of purchase price consideration (including estimated intangible assets), acquisition-related expenses, time-frame we expect incremental earnings to surpass acquisition-related expenses, and the immediate impact to book value and regulatory capital ratios. Our acquisition-related expenses generally include legal, accounting and advisory fees, severance expenses, and restructuring and conversion costs and can vary greatly by the number, type and/or size of transactions. We consider acquisition-related expenses in the Company’s decision to acquire a target, as such expenses impact the Company’s regulatory capital and tangible book value, the ultimate amounts of which are benchmarked against estimates published at the time of announcement. The adjustments we make to our GAAP earnings for acquisition-related expenses are not only made in order to provide the investment community with appropriate insight into the core operations of the combined Company relative to our published expectations, but also to provide investors with information to evaluate our earn-back period of acquisition-related expenses. As you noted from our 2015 Form 10-K, our acquisition-related expenses can be significant, and we believe such expenses can skew ongoing GAAP results between interim and annual periods in which acquisitions occur. Our Non-GAAP disclosures provide investors with information to understand our earnings levels that would result had acquisition-related expenses not been incurred, and are not intended to eliminate or smooth items that may recur in the foreseeable future.

The Company includes reconciliations of GAAP to Non-GAAP measures in its furnished and filed documents with the Securities Exchange Commission (“SEC”) and provides disclosures on how the Company utilizes the Non-GAAP measures and how the measures are useful to investors. The Company presents Non-GAAP measures for comparative purposes and does not present Non-GAAP measures without the corresponding GAAP measure, or with greater prominence than the corresponding GAAP measure. The Company also consistently excludes “non-core” gains, such as reversal of merger-related expense accruals and gains on sales of available-for-sale securities and other assets from GAAP measures, in addition to excluding charges. Also, the Company does not label acquisition-related expenses, or any other Non-GAAP adjustment, as “infrequent,” “unusual,” or “non-recurring.”

The Company reviewed the Compliance and Disclosure Interpretations issued on May 17, 2016, and discussed the updated guidance with internal stakeholders charged with governance. The Company applied the guidance prospectively to its second quarter earnings release and supplemental presentation furnished on Form 8-K to the SEC on July 28, 2016, and its Form 10-Q filed on August 5, 2016. As of the dates of the aforementioned filings, the Company believes it is fully in compliance with the guidance in the May 17, 2016 Compliance and Disclosure Interpretations.

* * *

IBERIABANK Corporation acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to the foregoing, please contact me at (504) 310-7317 or Scott Price at (205) 803-5860.

Sincerely,
/s/ Anthony J. Restel
Anthony J. Restel
Chief Financial Officer
IBERIABANK Corporation

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